SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Stitch Fix, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00002 per share

(Title of Class of Securities)

860897107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Katrina Lake
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 14,491,822(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,491,822(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,491,822(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 61.2%(2)(3)(4)
12.	Type of Reporting Person (see instructions) IN

(1)	Consists of (i) 11,436,050 shares of Class B common stock held by the Katrina M. Lake Revocable Trust dated May 23, 2016, of which Ms. Lake is the trustee, (ii) 2,000,000 shares of Class B common stock held by the Katrina M. Lake 2017 Grantor Retained Annuity Trust — I dated April 24, 2017, of which Ms. Lake is the trustee and (iii) 1,055,772 shares of Class B common stock held by the John C. Clifford and Katrina M. Lake Revocable Trust dated May 23, 2016, of which Ms. Lake is a co-trustee.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 23,667,379 shares of Class A common stock (assuming the conversion of the 14,491,822 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 15.0%.
(4)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 14,491,822 shares of Class B common stock held by the reporting person represent 16.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Katrina M. Lake Revocable Trust dated May 23, 2016
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,436,050(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,436,050(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,436,050(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 55.5%(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	Consists of 11,436,050 shares of Class B common stock held by the Katrina M. Lake Revocable Trust dated May 23, 2016. Ms. Lake retains sole voting and dispositive power over these shares.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 20,611,607 shares of Class A common stock (assuming the conversion of the 11,436,050 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 11.8%.
(4)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 11,436,050 shares of Class B common stock held by the reporting person represent 12.9% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Katrina M. Lake 2017 Grantor Retained Annuity Trust — I dated April 24, 2017
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,000,000(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,000,000(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 17.9%(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	Consists of 2,000,000 shares of Class B common stock held by the Katrina M. Lake 2017 Grantor Retained Annuity Trust — I dated April 24, 2017. Ms. Lake retains sole voting and dispositive power over these shares.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 11,175,557 shares of Class A common stock (assuming the conversion of the 2,000,000 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 2.1%.
(4)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 2,000,000 shares of Class B common stock held by the reporting person represent 2.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

CUSIP No. 860897107	13G

1.	Names of Reporting Persons John C. Clifford and Katrina M. Lake Revocable Trust dated May 23, 2016
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,055,772(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,055,772(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,772(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.3%(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	Consists of 1,055,772 shares of Class B common stock held by the John C. Clifford and Katrina M. Lake Revocable Trust dated May 23, 2016. Ms. Lake retains sole voting and dispositive power over these shares.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 10,231,329 shares of Class A common stock (assuming the conversion of the 1,055,772 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 1.1%.
(4)	The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,055,772 shares of Class B common stock held by the reporting person represent 1.2% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

Item 1(a).	Name of Issuer: Stitch Fix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Montgomery Street

Suite 1500

San Francisco, CA 94104

Item 2(a).	Name of Person Filing:

Katrina Lake

Katrina M. Lake Revocable Trust dated May 23, 2016 (“Lake Trust”)

Katrina M. Lake 2017 Grantor Retained Annuity Trust — I dated April 24, 2017 (“GRAT”)

John C. Clifford and Katrina M. Lake Revocable Trust dated May 23, 2016 (“Clifford/Lake Trust”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Stitch Fix, Inc.

1 Montgomery Street,

Suite 1500

San Francisco, CA 94104

Item 2(c).	Citizenship:

Katrina Lake	USA
Lake Trust	California
GRAT	California
Clifford/Lake Trust	California

Item 2(d).	Title of Class of Securities: Class A common stock

Item 2(e).	CUSIP Number: 860897107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The following information with respect to the ownership of Class A common stock by the Reporting Person filing this statement on Schedule 13G is provided as of December 31, 2017:

Reporting Person	Class A Common Stock Held Directly	Class B Common Stock Held Directly	(a) Amount Beneficially Owned	(b) Percent of Class	(c) Number of shares as to which such person has:
					(i) Sole Voting Power	(ii) Shared Voting Power	(iii) Sole Dispositive Power	(iv) Shared Dispositive Power
Katrina Lake(1)(2)(3)	0	14,491,822	14,491,822	61.2%	14,491,822	0	14,491,822	0
Lake Trust(2)(4)	0	11,436,050	11,436,050	55.5%	11,436,050	0	11,436,050	0
GRAT(2)(5)	0	2,000,000	2,000,000	17.9%	2,000,000	0	2,000,000	0
Clifford/Lake Trust(2)(6)	0	1,055,772	1,055,772	10.3%	1,055,772	0	1,055,772	0

(1)	Consists of (i) 11,436,050 shares of Class B common stock held by the Katrina M. Lake Revocable Trust dated May 23, 2016, of which Ms. Lake is the trustee, (ii) 2,000,000 shares of Class B common stock held by the Katrina M. Lake 2017 Grantor Retained Annuity Trust — I dated April 24, 2017, of which Ms. Lake is the trustee and (iii) 1,055,772 shares of Class B common stock held by the John C. Clifford and Katrina M. Lake Revocable Trust dated May 23, 2016, of which Ms. Lake is a co-trustee.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 23,667,379 shares of Class A common stock (assuming the conversion of the 14,491,822 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 15.0%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 14,491,822 shares of Class B common stock held by the reporting person represent 16.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.
(4)	The percent of class was calculated based on 20,611,607 shares of Class A common stock (assuming the conversion of the 11,436,050 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 11.8%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 11,436,050 shares of Class B common stock held by the reporting person represent 12.9% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

(5)	The percent of class was calculated based on 11,175,557 shares of Class A common stock (assuming the conversion of the 2,000,000 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 2.1%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 2,000,000 shares of Class B common stock held by the reporting person represent 2.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.
(6)	The percent of class was calculated based on 10,231,329 shares of Class A common stock (assuming the conversion of the 1,055,772 shares of Class B Common Stock held by the reporting person) as of December 31, 2017. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 1.1%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,055,772 shares of Class B common stock held by the reporting person represent 1.2% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2017.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

/s/ Katrina Lak
Katrina Lake

KATRINA M. LAKE REVOCABLE
TRUST DATED MAY 23, 2016

/s/ Katrina Lake
Katrina Lake, Trustee

KATRINA M. LAKE 2017 GRANTOR
RETAINED ANNUITY TRUST — I DATED APRIL 24, 2017

/s/ Katrina Lake
Katrina Lake, Trustee

JOHN C. CLIFFORD AND KATRINA M. LAKE
REVOCABLE TRUST DATED MAY 23, 2016

/s/ Katrina Lake
Katrina Lake, Co-Trustee